                        TECHNICAL CONSUMER PRODUCTS, INC.
                                 300 Lena Drive
                               Aurora, Ohio 44202

                                 August 15, 2002

BY OVERNIGHT DELIVERY AND BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Russell Mancuso, Esq.
             Howard M. Baik, Esq.

             Re:      Technical Consumer Products, Inc.
                      REGISTRATION STATEMENT ON FORM S-1, NO. 333-71726

Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, Technical Consumer Products, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-1, as amended (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement has been abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

         The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to October 17, 2006.

         Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (330) 995-1302 or Christopher M. Kelly at (216) 586-1238.


                                Very truly yours,

                                TECHNICAL CONSUMER PRODUCTS, INC.


                                By:   /s/ Matthew G. Lyon
                                   ---------------------------------------------
                                    Matthew G. Lyon
                                    Vice President -- Finance and Operations and
                                    Treasurer


cc: Robert Benton and Brian Cascio, Securities and Exchange Commission
    Marcia Brown, The Nasdaq Stock Market